


20170204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2017

Michael T. Rave
Day Pitney LLP
mrave@daypitney.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

Dear Mr. Rave:

This is in response to your letter dated January 23, 2017 concerning the shareholder proposal submitted to ExxonMobil by Susan B. Inches. We also have received a letter on the proponent's behalf dated February 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital
natasha@arjuna-capital.com

March 7, 2017

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

The proposal provides that the company commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

February 23, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ExxonMobil Corporation's January 23, 2017 Letter Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Susan B. Inches.
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Susan B. Inches by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter ("Proponent"), who is a beneficial owner of shares of common stock of ExxonMobil Corporation (the "Company" or "Exxon"), and who have submitted a shareholder proposal (the "Proposal") to Exxon, to respond to the letter dated January 23, 2017 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Exxon contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(2).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Exxon's 2017 proxy statement because the Proposal is neither asking nor directing the Company to violate New Jersey Law.

**The Proponents urge the Staff to deny the Company's no action request.**

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Exxon's Coordinator for Corporate, Finance and Securities Law, James Parsons via e-mail at james.e.parsons@exxonmobil.com and Michael T. Rave via email at mrave@daypitney.com.

## THE PROPOSAL

The Resolved Clause of the Proposal States:

> **RESOLVED:** Shareholders hereby approve, **on an advisory basis**, that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

The Proposal, the full text of which is available in Exhibit A, requests that Exxon commit to increasing total capital distributions (defined as dividends and share buybacks) in light of stranded carbon asset risk, that is, to increase capital distributions to prevent losses from unburnable carbon. The Whereas Clause of the Proposal notes investor capital is at risk from investments that may prove economically stranded and unburnable in the face of a low carbon demand scenario where fossil fuel demand is reduced through public policy carbon restrictions or pricing and competition from renewables. The Proposal outlines economic risks arising from unburnable stranded carbon assets to oil and gas companies, who are increasingly vulnerable to a climate change induced drop in demand and price following a decade of cost escalation, including a drop in equity valuation. The Proposal notes Exxon's cost escalation, associated decline in net income, and the potential benefits from increasing capital distributions in the face of global climate change.

## BACKGROUND

In March 2012, the Carbon Tracker Initiative issued a seminal report called *Unburnable Carbon,* which introduced institutional investors to the systemic risks of fossil fuel assets becoming unburnable and stranded due to a shift toward a low-carbon economy.[1] The report was the first to discuss the concept that nearly 2/3 of fossil fuel reserves must remain unburned if global warming is to be limited to 2 degrees Celsius, the limit beyond which dire climate consequences will occur.

As the issue of stranded assets gained more recognition, in September 9, 2013, a group of institutional investors representing nearly $3 trillion in assets sent a letter of concern to 45 of the world's largest oil and gas, coal, and electric utility companies asking the companies whether and how they were planning for the risks associated with a low carbon future and how these scenarios would impact capital expenditures and current assets. Five shareholder proposals were filed in 2013 with companies that failed to respond meaningfully to this investor outreach, including one at ExxonMobil.

The 2013 investor letter to Exxon explained the basis for concern:

In its *World Energy Outlook 2012,* the IEA concluded, "No more than one-third of proven reserves of fossil fuel can be consumed prior to 2050 if the world is to achieve the 2°C goal, unless carbon capture and storage (CCS) is widely deployed." Under a carbon- constrained scenario, in January 2013, investment bank HSBC assessed how a number of oil and gas companies would be affected and estimated that 40 to 60% of their market value could be lost because a portion of their proven reserves would become stranded assets and reduced demand for oil would drive down the prices for petroleum products, significantly reducing the value of their remaining proven reserves. According to Standard & Poor's, such a price decline could pressure the credit worthiness of oil and gas companies, particularly those that have large exposure to high cost unconventional oil and gas production such as oil sands. Despite the risk that a portion of current proven reserves of fossil fuels cannot be consumed if governments act on the 2°C goal, recent analysis by the Carbon Tracker Initiative and the Grantham Research Institute found that the world's 200 largest fossil fuel companies collectively spent $674 billion in 2012 on finding and developing *new* reserves. This raises concern about the possibility that returns on this capital may never be realized.

In 2014, two proposals were filed asking companies to increase capital distributions in the face of the climate change related risk of stranded assets. The proposal was excluded at ExxonMobil and went to a vote of Chevron Corporation shareholders in May 2015. In 2016, ExxonMobil again sought to exclude the capital distributions proposal on the basis of rules 14a-8(i)(2), 14a-8(i)(7), 14a-8(i)(10), and 14a-8(i)(13) and the SEC did not grant an exclusion. The capital distribution proposal went to a vote of shareholders at both ExxonMobil and Chevron Corporation in 2016. 2017 is the second year that ExxonMobil is arguing this proposal violates rule 14a-8(i)(2) despite last year's Staff decision, providing what the Company contends is a "more detailed analysis of New Jersey Law" and an accompanying opinion from the Company's law firm, Day Pitney LLP.

---

[1] http://www.carbontracker.org/wp-content/uploads/downloads/2011/07/Unburnable-Carbon-Full-rev2.pdf

## ANALYSIS

### The Proposal is Not Excludable Under Rule 14a-8(i)(2)

1. **The Advisory Proposal Leaves Discretion to the Board on How and When to Implement the Proposal and Does Not Request Doing So to the Detriment of Company Solvency or in violation of New Jersey Law.**

As noted in our 2016 response to the Company's no-action request, the advisory proposal does not require a specific quantity of capital distributions, nor an open-ended or time-bound commitment to increasing capital distributions regardless of other financial considerations, including debt repayment, leverage, and solvency. Further, the advisory proposal does not seek to eliminate the Board's discretion or amend its certificate of incorporation. Therefore, nothing in the text or intent of the Proposal can reasonably be construed to require the Company to violate New Jersey law. **The Proposal leaves the Board plenty of leeway to implement it in compliance with New Jersey law, in the way it sees fit.** Nothing in the Proposal demands a commitment to restrain their discretion in a manner that requires the Company to violate New Jersey law. **The Company has read considerably past the plain language interpretation of the Proposal in making such an assertion.**

The legal opinion presented by the Company in 2016 argued:

> This request is made without regard to the absolute limitations set forth under Section 14A:7-14.1 (1) of the Act. The Board of Directors of the Corporation (the *"Board')* cannot commit to increasing the total amount authorized for capital distributions without considering these absolute limitations, which the Proposal does not acknowledge, nor does the Proposal acknowledge the potential for personal liability of the Board in connection with such action.
>
> This request in the Proposal is also made without any parameters as to when ExxonMobil should make this commitment.
>
> The Board cannot presently acquiesce to a limitless commitment to increase capital distributions, regardless of the Corporation's current state of solvency and net worth, because such distributions may cause a per se violation of New Jersey law depending on the Corporation's future circumstances.

Additional and augmenting arguments presented by the Company in 2017 include:

> The Proposal requests that the Board "commit to increasing" capital distributions, which can only be read to **mandate regular and indefinite increases** to capital distributions. To implement such a **restriction on the authority of a New Jersey corporation's board** to manage the affairs of the corporation, the corporation much amend its certificate of incorporation to provide for it…However, an amendment that so restricts a board's authority is not permitted…if the corporation's shares are listed on a national stock exchange.
>
> While the request is couched in terms of the Board's "prudent use" of capital, a plain reading of the Proposal and the Proponent's own statements therein can only be logically interpreted to request that the Board make a **binding commitment** to its shareholders to increase total capital distributions on an annual (or, at best, periodic) basis over an indefinite period of time.

> The Proponent does not specify any end date for its commitment to increase capital distributions but cites a study regarding the economic impact of unburnable fossil fuel reserves out to 2050, **implying that such commitment is expected to be indefinite** for as long as the cited long-term climate-related risk still exists.
>
> The Proposal is **couched as an advisory, versus mandatory, request**. Even if construed as an advisory proposal, the Board cannot consider implementation of a proposal that, if implemented, would violate New Jersey law. [emphasis added]

The advisory Proposal does not seek to restrict the authority of the Company's Board through mandating "regular and indefinite increases to capital distributions." The Company is incorrect that the Proposal "can only be logically interpreted to request that the Board make a binding commitment." The Proponent agrees that "the authority to repurchase shares of a corporation [and issue dividends] …lies solely within the authority of the corporation's board of directors." The Proposal is not "couched as an advisory, versus mandatory, request." In fact, **Proxy rules require sufficient leeway for management decisions as to how and when dividends will be issued.**

The advisory Proposal does not seek to micro-manage the implementation of the Proposal in terms of setting absolute limits or setting parameters on timing. The Company's interpretation that the Proposal is "implying that such a commitment is expected to be indefinite" because it cites a study on long-term climate change risk is an overreach, and goes beyond plain reading of the proposal. The Company's Board and Management have the authority to make strategic decisions and the Proposal affords them that discretion. **The Proposal leaves full discretion to the Board in terms of how to implement the Proposal and when to implement the Proposal.**

Moreover, the Proposal is not asking for "acquiesce to a limitless commitment to increase capital distributions, regardless of the Corporation's current state of solvency and net worth," as argued in 2016, nor does it "mandate regular and indefinite increases." In fact, the Proposal notes its preference for "a prudent use of investor capital in light of the climate change related risks of stranded carbon assets." Of note, prudent is defined as "having or showing careful good judgment."[2]

If the Company were to act on the advisory Proposal in such a way as to harm the solvency of the Company and violate New Jersey Law, that decision would fall squarely in the lap of the Board and Management, and would certainly not be considered prudent.

The Company attempted in 2016 to align the proposal with that in *Vail Resorts, Inc.* (September 16, 2011), yet that proposal **explicitly** asks the company to place distributions over debt repayment and asset acquisition. **The current Proposal does not request the Company distribute capital to the detriment of debt payments or solvency.** The Proposal is not asking the Company to issue a distribution that would render the Company unable to pay its debts or increase liabilities so that they exceed assets. Again, the Company read considerably past the plain language interpretation of the Proposal in making such an assertion. The Proposal looks to support the financial viability of the Company, not render it insolvent. Therefore, the Proposal cannot be construed as requesting the Company violate New Jersey Law.

Further, the current Proposal is distinct from those cited by the Company, which were clearly in conflict with the companies' existing certificate of incorporation, and by-laws, respectively. Returning capital to shareholders does not conflict with any such legal contracts. In *Kimberly-Clark Corp.* (December 18, 2009) the proposal was excludable as it requested shareholders be granted the ability to act by the written

---

[2] http://www.merriam-webster.com/dictionary/prudent

consent of a simple majority of shareholders, which was prohibited in the company's certificate of incorporation. In *Bank of America Corp*. (February 11, 2009) the proposal clearly requested the company "amend the corporate bylaws," which was in conflict with General Corporation Law, absent a provision in the certificate of incorporation. In *Schering Plough* (March 27, 2008) the proposal requested the board adopt cumulative voting, which was prohibited in the absence of an authorizing provision in company's certificate of incorporation. **Exxon's certificate of incorporation and the New Jersey Corporation Act certainly does not prohibit increasing capital distributions.** The Proposal does not restrict the board's authority to manage the affairs of the Company, and therefore does not violate New Jersey Law.

**The Proposal is Not Excludable Under Rule 14a-8(i)(13).**

2. **The Proposal was Written for Consistency with Rule 14a-8(i)(13), which Bars a Mandatory Formula in Proposals Requesting a Dividend Policy.**

Not only does the Proposal not ask the Company to "mandate regular and indefinite increases" to its capital distributions without any regard to the total financial viability of the business, it does not prescribe a specific formula or range for increasing the amount authorized for capital distributions, because that decision is left to the Company. While the Company does not argue in its 2017 no-action letter that the Proposal mandates a formula, it does argue that the Proposal "mandate[s] regular and indefinite increases to capital distributions." As such the Proponent will take this opportunity to repeat a portion of the argument the Proponent made in 2016.

**Proxy rules allow shareholders to request a company alter its dividend policy in a certain direction, but shareholders cannot dictate by how much, through the use of a formula.**

A permissible proposal requires sufficient leeway for management decisions as to how and when dividends will be issued. Recent decisions by the Staff indicate that requesting a directional shift in dividend policy is permissible. In the following instances, the proposals' proponent requested a directional shift that would give preference to share repurchases over dividends, which would in practice increase share repurchases and decrease dividends. In *ITT Corporation* (January 12, 2016), *Reynolds American, Inc.* (January 12, 2016), *PPG Industries, Inc.* (January 12, 2016), *Minerals Technologies Inc*. (January 13, 2016), and *Barnes Group Inc*. (January 13, 2016) the SEC denied no-action relief where proposals asked the board to issue a policy that "gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders." Unsuccessful arguments to exclude the proposals included Rule 14a-8(i)(7) and Rule 14a-8(i)(13). **Similar to the current Proposal, these proposals sought a general policy on the directionality of capital distributions and did not offer formulas to determine specific amounts of payouts.**

**The Proposal does not prescribe a mandatory formula:**

As this is a proposal on dividends/capital distributions, the Proponents clearly followed the letter of the law and Staff precedent, as it is essential the Proposal be written to be compliant with Rule 14a-8(i)(13). The Proposal requests:

> Shareholders hereby approve, on an advisory basis, that Exxon commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

Proxy rules do allow shareholders to request a policy to increase dividends, but they preclude inclusion of a formula for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. Rule 14a-8(i)(13) provides that a Proposal is excludable if it “relates to specific amounts of cash or stock dividends.” **This request does not specify an amount of capital distributions to be authorized on any particular year or timeline, nor a particular magnitude.** The language "in light of climate change related risks" leaves plenty of latitude for how quickly and how much capital distributions would be increased, but only suggest that they should be increased generally to reflect these risks. It is very flexible in the determination of the amount and timing of such distributions. Discretion is left to Company management.

The Division of Corporate Finance (the “Division”) has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(13) that involve a formula or dictate the amount of dividends based on specific metrics. *Safeway, Inc.* (March 4, 1998) (proposal for dividend of at least 30% of earnings each year, excludable); *St. Jude Medical, Inc.* (March 23, 1992) (proposal for annual cash dividend in amount not less than income received in form of dividends and interest from “investment capital or otherwise,” excludable). The current Proposal does not exhibit such formulas or dictate the amount of dividends based on specific metric such as interest.

The Company referred to a number of other decisions to argue its case in 2016, but all of those proposals exhibit formulas that generate specific amounts of dividends, which is why they were found to be excludable. In *Merck & Co.* (January 30, 2014) the proposal sought to eliminate dividends for a proposed share class, making such dividends equal to zero and thus a “specific dividend amount.” In *General Electric* (December 21, 2010) the proposal requested dividends and share buybacks to be equal, which is a formula that would yield a specific dividend amount. In *Vail Resorts, Inc.* (September 21, 2010) the proposal requested the company distribute 90% of its annual taxable income, which would dictate dividends of a specific amount. In *ExxonMobil Corp.* (March 17, 2009) the proposal also set a specific percentage for dividends of 50% of net income.

The Company pointed to *Duke Energy Corp.* (Jan. 9, 2002) in 2016 where the Staff found a proposal excludable asking *Duke Energy* to “distribute earnings more equitably, to include dividend increases for shareholders by adjusting, e.g. investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more fungible way (i.e. higher dividends with higher profits and/or higher executive compensation) from the company's success” to “amount to a formula that would result in a specific dividend amount.” Importantly, “equitably” is defined as “dealing fairly and **equally** with all concerned” [Proponents’ emphasis] and the proposal dictated the amount of dividends based on specific metrics including growth and salary.[3] The following year a proposal was submitted and not found excludable by the Staff in *Duke Energy Corp.* (January 10, 2003) that requested the company “re-examine present policies for establishing annual dividend yield,” without dictating the amount of dividends based on the specific metrics of growth and salary employed the prior year. Again, the Proposal at hand does not employ a formula that would render a specific amount of dividends payable.

**The Proponents expect the Company to, on an advisory basis, commit “to increasing the total amount authorized for capital distributions” in the way it sees fit, in light of the stated risks.**

**Discretion to implement the Proposal is left to the Board**. The Proponents expect the Company to, on an advisory basis, commit “to increasing the total amount authorized for capital distributions” in the way it sees fit, in light of the stated risks. The Proposal is not prescribing formulas. There is no specific formula or amount prescribed for increasing the amount authorized for capital distributions. The Proposal

[3] http://www.merriam-webster.com/dictionary/equitable

permissibly requests a general policy to increase capital distributions to shareholders while leaving discretion to the Company as to how and when such returns will be issued in the context of the risks the Company faces. If the Proponents were to have submitted an alternative construction and prescribed an exact formula for capital distributions, the Proposal would surely be impermissible under the proxy rule. Proponents purposely left the method of implementation of the dividend/capital distribution policy to the discretion of the Directors, in accordance with Rule 14a-8(i)(13).

The Proposal allows the Company discretion to determine how to implement its dividend/capital distribution policy consistent with the Proposal's request for the capital distribution to be issued in light of the stated risks. The Company's Board and Management have the authority to make strategic decisions and not be micro-managed by shareholders. Shareholders do not need to understand how the Board will implement a policy increasing capital distributions, what they are voting on is whether the Board should, on an advisory basis, increase capital distributions in light of the stated risks.

In 2016, the Company argued that in *Exxon Mobil Corp.* (March 19, 2007) and *Exxon Mobil Corp*. (March 14, 2008) "the board retained ultimate discretion on how to implement the dividend policy." However, looking at these cases, it is apparent that the proposals, as in the present proposal, specified a general direction for Company practices regarding dividends and buybacks, but did not bind the company. The same is the case in the present proposal.

For instance, in *Exxon* (March 19, 2007) the proposal requested that the "board consider providing, in times of above-average cash flow, a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends." Similarly, in the present proposal, the Proposal only asks that the Company make commitments to increase capital returns to shareholders, but does not specify over what timeline and by what metrics this should be done.

Similarly, the 2008 Exxon proposal asked the board to "give due consideration in its decisions of retained earnings" so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use. Again, this language did not bind board action. The present Proposal is an advisory Proposal, and the language does not contain the specificity needed to bind the company to a particular course of action.

Proxy rules do allow shareholders to request a policy to increase dividends, but they preclude inclusion of a formula for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. See *Chevron Corp.* March 11, 2016 (not found excludable, proposal requesting Chevron commit to increasing the total amount authorized for capital distributions in light of the climate change related risks of stranded assets). Rule 14a-8(i)(13) provides that a Proposal is excludable if it "relates to specific amounts of cash or stock dividends." This request does not specify an amount of capital distributions to be authorized on any particular year or timeline, nor a particular magnitude. The language "in light of climate change related risks" leaves plenty of latitude for how quickly and how much capital distributions would be increased, but only suggest that they should be increased generally to reflect these risks. It is very flexible in the determination of the amount and timing of such distributions. Discretion is left to Company management.

## **CONCLUSION**

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 704-0114 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: James Parsons via e-mail at james.e.parsons@exxonmobil.com, ExxonMobil Corporation

Michael T. Rave via email at mrave@daypitney.com, Day Pitney LLP

<u>Appendix A</u>

**Capital Distributions**

**WHEREAS:** In the face of global climate change, we believe Exxon faces two physical constraints that make growth planning untenable. First, unconventional growth assets such as oil sands, ultra-deep water, and Arctic are significantly more expensive and carbon intensive to develop and have sent Exxon's profitability on a southerly course for the last decade. Second, there is only so much carbon we can pump into the atmosphere without catastrophic climate disruption.

Citibank estimates unburnable fossil fuel reserves could amount to over $100 trillion in stranded assets out to 2050 if the global community meets its Paris Agreement commitments. The Carbon Tracker Initiative estimates 2 trillion dollars of industry capex and 72.9 percent of ExxonMobil's capex is "unneeded" if we are to achieve a 2-degree pathway.

Analysts indicate companies may not be adequately accounting for downside risks from lower-than-expected demand. The equity valuation of oil producers could drop 40 to 60 percent under a low carbon scenario (HSBC).

Investors are concerned ExxonMobil is at risk of eroding shareholder value through investments in what may prove economically stranded, unburnable assets in a low carbon demand scenario. Citibank notes:

> "Lessons learned from the stranding of assets via the recent fall in the oil price gives food for thought about what the impact of the introduction of carbon pricing (or similar measures from Paris COP21) on higher-cost fossil fuel reserves might be."

The industry cancelled approximately 200 billion dollars of capex in 2015 due to the oil price decline (Wood Mackenzie). That decline paired with a decade of historic levels of capital spend on "growth" assets has eroded profitability and Exxon's risk profile.

- ROE and ROIC are at a quarter-century low
- Capital expenditures tripled from 2005 to 2015
- Exxon's operating profit margins dropped -68 percent from 2006 to 2015
- Exxon's sterling AAA credit rating was downgraded
- Exxon failed to increase reserves year over year (2015)

Exxon's capital expenditures grew at a compound annual growth rate of 6 percent from 2005 to 2015, coinciding with a 7 percent net income decline. In 2015, Exxon cut total capital distributions (summing dividends and share buybacks) to shareholders 35 percent.

The *Financial Times* editorial board has stated, "Rather than investing in potentially stranded oil and gas projects… the oil companies would do better to continue returning money to shareholders through dividends and share buybacks."

Chatham House, the 2nd most influential global think-tank, advocates prioritizing capital distributions over reserve growth, stating, "A major new strategy for the IOCs could be to shrink their capital base to match specific demand; shareholders will then benefit from the value released from their shares."

**RESOLVED:** Shareholders hereby approve, on an advisory basis, that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

DAY PITNEY LLP

BOSTON CONNECTICUT FLORIDA NEW JERSEY NEW YORK WASHINGTON, DC

**MICHAEL T. RAVE**
Attorney at Law

One Jefferson Road
Parsippany, NJ 07054
T: (973) 966-8123 F: (973) 206-6791
mrave@daypitney.com

January 23, 2017

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Exclusion of Shareholder Proposal of Arjuna Capital/Baldwin Brothers, Inc. on behalf of Susan B. Inches*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Arjuna Capital/Baldwin Brothers, Inc. ("Arjuna") on behalf of Susan B. Inches (collectively with Arjuna, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal requests that shareholders approve the following resolution:

> **RESOLVED:** Shareholders hereby approve, on an advisory basis, that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

A copy of the Proposal, the statements in support thereof and related correspondence from the Proponent is attached to this letter as Exhibit A.

## BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law.

We acknowledge that, in *Exxon Mobil Corporation* (March 14, 2016), the staff was unable to concur in the exclusion of a similar proposal pursuant to Rule 14a-8(i)(2) on other grounds asserted in the Company's request. However we believe the more detailed analysis of New Jersey law contained in this request and accompanying opinion should meet the Company's burden of proof that the Proposal can in fact be omitted from the 2017 Proxy Materials because its implementation would violate New Jersey law.

## ANALYSIS

Rule 14a-8(i)(2) allows the exclusion of a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See Kimberly-Clark Corp.* (December 18, 2009); *Bank of America Corp.* (February 11, 2009). The Company is incorporated in New Jersey. For the reasons set forth in the legal opinion provided by Day Pitney LLP regarding New Jersey law (the "New Jersey Law Opinion"), the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the New Jersey Business Corporation Act (the "Act"). A copy of the New Jersey Law Opinion is attached to this letter as Exhibit B.

As explained in the New Jersey Law Opinion, the Act vests sole authority to manage the business and affairs of the corporation and to make determinations with respect to capital distributions in the hands of the Company's Board of Directors (the "Board"). See Sections

14A:6-1(1), 14A:7-15(1), 14A:6-12(1), 14A:7-16(1) and 14A:7-14.1 of the Act. Any restriction on this authority must be provided for in the certificate of incorporation.

The Proposal requests that the Board "commit to increasing" capital distributions, which can only be read to mandate regular and indefinite increases to capital distributions, as explained in the New Jersey Law Opinion. To implement such a restriction on the authority of a New Jersey corporation's board to manage the affairs of the corporation, the corporation must amend its certificate of incorporation to provide for it, as contemplated by Sections 14A:6-1(1) and 14A:5-21(2) of the Act. However, an amendment that so restricts a board's authority is not permitted under Section 14A:5-21(3) if the corporation's shares are listed on a national securities exchange. Because the Company's shares are listed on the New York Stock Exchange, the Company is prohibited under Section 14A-5-21(3) of the Act from adopting an amendment to the certificate of incorporation that would restrict the Board in its management of the business of the Company. Therefore, the Company cannot "commit to increasing" its capital distributions under the Proposal. Accordingly, the Proposal would cause a *per se* violation of New Jersey law.

The Staff has previously concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would require a company to amend its certificate of incorporation in violation of state law. In *Schering-Plough Corporation* (March 27, 2008), the Staff concurred in the exclusion under Rule 14a-8(i)(2) of a proposal requesting that Schering-Plough's board of directors adopt cumulative voting. The company, a New Jersey corporation, provided an opinion of counsel and argued that the proposal would violate the Act. Under the Act, cumulative voting is only permitted if provided for in a company's certificate of incorporation and Schering-Plough's certificate of incorporation did not provide for cumulative voting. Accordingly, for Schering-Plough to adopt cumulative voting, an amendment to its certificate of incorporation would be required. However, pursuant to the Act, Schering-Plough's board of directors was not permitted to amend the certificate of incorporation unilaterally. Because shareholder approval of an amendment to the certificate of incorporation was necessary to implement the proposal, implementation of the proposal would have required Schering-Plough to violate New Jersey law. Similarly, here, because an amendment to the Company's certificate of incorporation is necessary to implement the Proposal, and because the Company is prohibited under Section 14A:5-21(3) from adopting this amendment, implementation of the Proposal would require the Company to violate New Jersey law.

Therefore, the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to mrave@daypitney.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (973) 966-8123 or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478.

Sincerely,



Michael T. Rave

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Natasha Lamb, Arjuna Capital/Baldwin Brothers, Inc.
Susan B. Inches

**<u>Exhibit A</u>**


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS


BALDWIN BROTHERS
The evolution of investment

December 12th, 2016

*VIA OVERNIGHT MAIL*

Received
DEC 13 2016
J. J. Woodbury

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Woodbury:

Baldwin Brothers Inc. is an investment firm, based in Marion MA. Arjuna Capital is an investment firm focused on sustainable and impact investing.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of Susan B. Inches. Arjuna Capital and Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Susan B. Inches holds more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Ms. Inches will remain invested in this position continuously through the date of the 2017 annual meeting. Enclosed please find verification of the position and a letter from Susan B. Inches authorizing Arjuna Capital and Baldwin Brothers Inc. to undertake this filing on her behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil Corporation about the contents of the proposal.

Please contact Natasha Lamb of Arjuna Capital [natasha@arjuna-capital.com; (978) 704-0114] for all matters related to this resolution; she will be handling the communication with the company regarding this resolution on behalf of the Proponent.

Please also confirm receipt of this letter via email.

Sincerely,

Taylor Baldwin
Chief Operating Officer
Baldwin Brothers, Inc.
204 Spring Street
Marion, MA 02738

Natasha Lamb
Managing Partner
Arjuna Capital

Enclosures



# BALDWIN BROTHERS

December 6th, 2016

**RECEIVED**
DEC 13 2016
B. D. Tinsley / G.R. Glass

Dylan Sage
Executive Vice President
Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Mr. Sage,

I hereby authorize Baldwin Brothers Inc. and Arjuna Capital to file a shareholder proposal on my behalf at Exxon Mobil Corporation (XOM) regarding Capital Distributions.

I am the beneficial owner of more than $2,000 worth of common stock in XOM that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2017.

I specifically give Baldwin Brothers Inc. and Arjuna Capital full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Susan B. Inches

c/o Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

## Capital Distributions

**WHEREAS:** In the face of global climate change, we believe Exxon faces two physical constraints that make growth planning untenable. First, unconventional growth assets such as oil sands, ultra-deep water, and Arctic are significantly more expensive and carbon intensive to develop and have sent Exxon's profitability on a southerly course for the last decade. Second, there is only so much carbon we can pump into the atmosphere without catastrophic climate disruption.

Citibank estimates unburnable fossil fuel reserves could amount to over $100 trillion in stranded assets out to 2050 if the global community meets its Paris Agreement commitments. The Carbon Tracker Initiative estimates 2 trillion dollars of industry capex and 72.9 percent of ExxonMobil's capex is "unneeded" if we are to achieve a 2-degree pathway.

Analysts indicate companies may not be adequately accounting for downside risks from lower-than-expected demand. The equity valuation of oil producers could drop 40 to 60 percent under a low carbon scenario (HSBC).

Investors are concerned ExxonMobil is at risk of eroding shareholder value through investments in what may prove economically stranded, unburnable assets in a low carbon demand scenario. Citibank notes:

> "Lessons learned from the stranding of assets via the recent fall in the oil price gives food for thought about what the impact of the introduction of carbon pricing (or similar measures from Paris COP21) on higher-cost fossil fuel reserves might be."

The industry cancelled approximately 200 billion dollars of capex in 2015 due to the oil price decline (Wood Mackenzie). That decline paired with a decade of historic levels of capital spend on "growth" assets has eroded profitability and Exxon's risk profile.

- ROE and ROIC are at a quarter-century low
- Capital expenditures tripled from 2005 to 2015
- Exxon's operating profit margins dropped -68 percent from 2006 to 2015
- Exxon's sterling AAA credit rating was downgraded
- Exxon failed to increase reserves year over year (2015)

Exxon's capital expenditures grew at a compound annual growth rate of 6 percent from 2005 to 2015, coinciding with a 7 percent net income decline. In 2015, Exxon cut total capital distributions (summing dividends and share buybacks) to shareholders 35 percent.

The *Financial Times* editorial board has stated, "Rather than investing in potentially stranded oil and gas projects... the oil companies would do better to continue returning money to shareholders through dividends and share buybacks."

Chatham House, the 2nd most influential global think-tank, advocates prioritizing capital distributions over reserve growth, stating, "A major new strategy for the IOCs could be to shrink their capital base to match specific demand; shareholders will then benefit from the value released from their shares."

**RESOLVED:** Shareholders hereby approve, on an advisory basis, that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

# Pershing
Advisor Solutions®

RECEIVED
DEC 13 2016
B. D. Tinsley / G.R. Glass

December 12th, 2016

Mr. Jeffrey J. Woodbury
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

Re: Susan B. Inches / ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the above account, which Baldwin Brothers Inc. manages, and which holds in the ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** 250 shares of common stock in Exxon Mobil Corporation (XOM).*

As of December 12th, Susan B. Inches held, and has held continuously for at least one year, 250 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company

| *DATE: XOM received by Pershing on 6/26/2012 |
|---|



**Exhibit B**

DAY PITNEY LLP

BOSTON CONNECTICUT FLORIDA NEW JERSEY NEW YORK WASHINGTON,

One Jefferson Road
Parsippany, NJ 07054-2891
T: (973) 966 6300 F: (973) 966 1015

January 23, 2017

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Re: *Shareholder Proposal – Arjuna Capital/Baldwin Brothers, Inc.***

Ladies and Gentlemen:

This letter confirms our advice with respect to the proposal (the "*Proposal*") submitted to Exxon Mobil Corporation, a New Jersey corporation (the "*Corporation*"), from Arjuna Capital/Baldwin Brothers, Inc. (the "*Proponent*") for inclusion in the Corporation's materials for its 2017 annual meeting of shareholders. For the reasons explained below, it is our opinion that the Proposal is not a proper subject for action by shareholders under New Jersey law and that the Proposal would violate New Jersey law if it were implemented.

## I. The Proposal

The Proposal requests that shareholders approve the following resolution:

> **RESOLVED**, Shareholders hereby approve, on an advisory basis, that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

## II. Summary

The Proposal seeks a commitment by the Corporation's Board of Directors (the "*Board*") to increase total capital distributions, regularly and indefinitely, regardless of whether the Board believes such increase to be in the best interest of the Corporation. However, a restriction on the Board's discretion to manage the affairs of the Corporation and to make determinations with respect to capital distributions is impermissible under New Jersey law, which places sole authority for these actions in the hands of the Board. While New Jersey law does permit an amendment to the certificate of incorporation to provide for what would otherwise be an impermissible restriction on the responsibilities, power and authority of the board, corporations with securities traded on a national securities exchange are unable to adopt any such amendment. Therefore, the Corporation, a NYSE-listed company, is prohibited from implementing the restriction on the Board's authority and discretion that is requested in the Proposal. Accordingly, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the implementation of the Proposal would cause the Corporation to violate New Jersey law.

## III. Analysis of the Proposal

In the Proposal, the Proponent requests that the Corporation "*commit to increasing*" the total amount authorized for capital distributions as a "prudent use of investor capital in light of the climate change risks of stranded carbon assets" (emphasis added). While the request is couched in terms of the Board's "prudent use" of capital, a plain reading of the Proposal and the Proponent's own statements therein can only be logically interpreted to request that the Board make a binding commitment to its shareholders to increase total capital distributions on an annual (or, at best, periodic) basis over an indefinite period of time.

The Proposal cites the fact that the Corporation cut its total capital distributions (summing dividends and share buybacks) to shareholders by 35 percent in 2015 in the context of increasing capital expenditures. The Proposal also cites the opinion of the *Financial Times* editorial board that oil companies "would do better to *continue returning money* to shareholders through dividends and share buybacks" (emphasis added) rather than investing in potentially stranded oil and gas projects. In addition, the Proponent does not specify any end date for this commitment to increase capital distributions but cites a study regarding the economic impact of unburnable fossil fuel reserves out to 2050, implying that such commitment is expected to be indefinite for as long as the cited long-term climate-related risk still exists.

Based on the language cited above, combined with the Proponent's focus throughout the Proposal on historical, year-over-year results, the Proposal can only be read to request a binding commitment of the Board to increase capital distributions on an annual (or, at best, periodic) and indefinite basis. If the Proponent is not, in fact, expecting the Board to increase total capital distributions year-over-year (or at least on a periodic basis) for this indefinite period, it is unclear what actions the Board would be required to take to implement the Proposal. In sum, the Proposal is not merely a request for a thoughtful re-examination of dividend policy; nor is it simply a request for the Board to take a prudent approach in weighing the Corporation's interests in growth planning against capital distribution. Instead, the Proposal seeks to eliminate the Board's discretion with regards to the Corporation's capital distribution policy and mandate an increase in the total amount authorized for capital distributions. As explained below, this mandate would violate New Jersey law.

**IV. The Proposal Violates New Jersey Law**

The Proposal is made without regard to and, if implemented, would violate the New Jersey Business Corporation Act (the "*Act*") and the Corporation's Restated Certificate of Incorporation (the "*Certificate of Incorporation*") for the reasons summarized below.

**A.** Under New Jersey law, only the Board has the authority to manage the business and affairs of the Corporation and only the Board is authorized to take action (i) to declare dividends and to determine the timing and amount of any such dividends and (ii) to repurchase the shares and to determine the terms of any such repurchase.

Specifically, §14A:6-1(1) of the Act provides that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board."[1] With respect to the payment of dividends, §14A:7-15 of the Act provides, in relevant part, that: "[s]ubject to any restrictions contained in the certificate of incorporation ... , a corporation may, from time to time, *by resolution of its board*, pay dividends on its shares in cash, in its own shares, in its bonds or in other property, including the shares or bonds of other corporations" (emphasis added). With regard to share repurchases, §14A:6-12(1) of the Act provides that members of the board are personally liable for certain determinations related to the repurchase of shares of the corporation (as well as payment of dividends),[2] making it clear that the authority to repurchase shares of a corporation also lies solely within the authority of the corporation's board of directors.

Under New Jersey law, to restrict what is otherwise the sole authority of the Board to manage the affairs of the Corporation and to require the Board to "commit to" a dividend or share repurchase, a provision would need to be included in the Certificate of Incorporation, as contemplated by §14A:6-1(1) of the Act which mandates that the business and affairs of a corporation shall be managed by the board "except as in this act or in its certificate of incorporation otherwise provided."[3] §14A:5-21(2) of the Act provides further parameters on this

---

[1] See also, Madsen v. Burns Brothers, 108 N.J. Eq. 275, 281 (Ch. 1931) ("[t]he authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law.")

[2] §14A:6-12 provides, in relevant part:

> (1) In addition to any other liabilities imposed by law upon directors of a corporation, directors who vote for, or concur in, any of the following corporate actions
>
> > (a) the declaration of any dividend or other distribution of assets to the shareholders contrary to the provisions of this act or contrary to any restrictions contained in the certificate of incorporation;
> >
> > (b) the purchase of the shares of the corporation contrary to the provisions of this act or contrary to any restrictions contained in the certificate of incorporation.

[3] Courts interpreting §14A:6-1(1) have determined that the scope of a board of directors power under New Jersey law must be construed broadly, and intrusions into the affairs of a New Jersey corporation are not regarded favorably. See, e.g., In re PSE&G Shareholder Litigation, 315 N.J. Super. 323, 327 (Ch. Div. 1998), aff'd, 173 N.J.

concept of the ability to restrict the Board's fundamental authority to manage the affairs of the Corporation under New Jersey law. It provides, in relevant part, that:

> A provision in the certificate of incorporation otherwise prohibited by law because it improperly restricts the board in its management of the business of the corporation ... shall nevertheless be valid if ... the holders of record of all outstanding shares, whether or not having voting power, have authorized such provision in an amendment to the certificate of incorporation.

§14A:5-21(3) of the Act, however, expressly prohibits a company with securities listed on a national securities exchange from being able to take advantage of this exception.[4] Because the Corporation's shares are listed on the New York Stock Exchange, it is unable to take advantage of §14A:5-21(2).

Accordingly, the Board is unable to commit to increasing capital distributions because this commitment would impermissibly restrict the Board's sole authority with respect to the management of the Corporation's affairs and declaration of dividends and share repurchases in violation of New Jersey law. New Jersey law provides a mechanism that permits corporations to restrict the otherwise fundamental authority of the board to manage the affairs of the corporation. The Corporation, however, is prohibited from using this mechanism due to the fact that its shares are listed on a national securities exchange. Therefore, the Proposal is not a proper subject for shareholder action and its implementation would violate New Jersey law.

Moreover, the importance of the Board's responsibility to make determinations regarding capital distributions is further evidenced by the liability that members of the Board face with respect to those decisions. Specifically, §14A:6-12(1) of the Act provides that directors can be personally liable for actions related to capital distributions. The attachment of personal liability to decisions of a board relating to capital distributions illustrate the intent of the Act to make such decisions solely within the responsibility, power and authority of the board. Similarly, §14A:5-21(5) of the Act provides that to the extent the authority of directors to manage the business of a corporation is limited and instead assumed by another person pursuant to §14A:5-21(2), then the liability imposed on the directors for such managerial acts is shifted away from those directors and instead imposed upon the persons who assume the authority to manage the business.[5] While, as noted above, an amendment to the Certificate of Incorporation pursuant to

---

258, 277 (2002); Brooks v. Standard Oil Company, 308 F. Supp. 810, 814 (S.D.N.Y. 1969); RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J Super. 401, 404 (Ch. Div. 1950).

[4] § 14A:5-21(3) provides, in relevant part, "A provision authorized by subsection 14A:5-21(2) shall become invalid if ... (b) any shares of the corporation are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association."

[5] §14A:5-21 provides, in relevant part:

> (5) The effect of any provision authorized by subsection 14A:5-21(2) shall be to relieve the directors, if any, and grant to and impose upon, the person or persons vested with management

§14A:5-21(2) of the Act would be invalid because the Corporation's shares are listed on the New York Stock Exchange, §14A:5-21(5) is still illustrative of the intent of the Act and supports the conclusion that the power and authority to make decisions relating to capital distributions should be within the sole, unfettered discretion of the Board.

**B.** In addition, it is our opinion that the Proposal violates New Jersey law because it requires the Board to act without regard to the requirements and absolute limitations set forth under §14A:7-14.1(1) of the Act, which prohibits making distributions if "either (a) the corporation would be unable to pay its debts as they become due in the usual course of its business or (b) the corporation's total assets would be less than its total liabilities." Despite the fact that the language of the Proposal is couched in terms of the Board's "prudent use" of capital, the Board cannot commit to increasing the total amount authorized for capital distributions without considering these absolute limitations to making distributions. The Proposal does not acknowledge the limitations on distributions proscribed by New Jersey law, nor does it acknowledge the potential for personal liability of the Board in connection with such action under §14A:6-12(1). Because the Proposal would cause the Corporation to violate §14A:7-14.1(1) of the Act, it is not a proper subject for action by shareholders under Exchange Act Rule 14a-8(i)(1) and should be excluded from the Corporation's materials for its 2017 annual meeting of shareholders

**V. Conclusion**

The Proposal would require the Board to commit to increasing capital distributions, regularly and indefinitely, regardless of whether the Board believes such increase to be in the best interest of the Corporation. This restriction on the Board's discretion to manage the affairs of Corporation and to make determinations with respect to the declaration and terms of dividends and share repurchases is impermissible under New Jersey law, which places sole authority for these actions in the hands of the Board. Under certain circumstances, New Jersey law does permit an amendment to the certificate of incorporation to provide for what would otherwise be an impermissible restriction on the responsibilities, power and authority of the board, including with respect to determinations regarding capital distributions, if the corporation is not listed on a national securities exchange. However, the Corporation is unable to adopt any such amendment.

Further, it is our opinion that the Proposal violates New Jersey law despite the fact that the language of the Proposal is couched as an advisory, versus mandatory, request. Even if

---

authority otherwise in the board the rights, powers, privileges, and liabilities, including liability for managerial acts or omissions, that are granted to and imposed upon directors by law to the extent that, and so long as, the discretion and powers which otherwise would be in the directors in their management of corporate affairs are vested in such person or persons by any such provision. Such person or persons shall be deemed to be directors for purposes of applying the provisions of this act and shall be deemed to be corporate agents for the purposes of section 14A:3-5.

construed as an advisory proposal, the Board cannot consider implementation of a proposal that, if implemented, would violate New Jersey law.[6]

We are admitted to practice law in the State of New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2017 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,



DAY PITNEY LLP

[6] "[A] precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law." Hercules Incorporated (February 28, 2005); see also Pennzoil Corporation (March 22, 1993) and Badger Paper Mills, Inc. (March 15, 2000).